Exhibit 99.2

Condensed unaudited interim consolidated financial statements of

Intellipharmaceutics
International Inc.

February 28, 2013

Intellipharmaceutics International Inc.
February 28, 2013

Table of contents

Condensed unaudited interim consolidated balance sheets	2

Condensed unaudited interim consolidated statements of operations and comprehensive loss	3

Condensed unaudited interim consolidated statements of shareholders’ deficiency	4

Condensed unaudited interim consolidated statements of cash flows	5

Notes to the condensed unaudited interim consolidated financial statements	6-17

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated balance sheets
As at
(Stated in U.S. dollars)
	February 28,	November 30,
	2013	2012
	$	$

Assets
Current
Cash and cash equivalents (Note 12)	515,840	497,016
Accounts receivable	10,965	2,778
Investment tax credits	387,993	301,932
Prepaid expenses, sundry and other assets	156,150	137,449
	1,070,948	939,175

Property and equipment, net	1,479,692	1,535,703
	2,550,640	2,474,878

Liabilities
Current
Accounts payable	1,097,241	512,360
Accrued liabilities	288,707	224,797
Employee costs payable (Note 5)	681,447	663,222
Current portion of capital lease obligations	51,474	51,524
Due to related parties (Note 4)	765,806	783,717
	2,884,675	2,235,620

Convertible debenture (Note 4)	1,369,941	-
Capital lease obligations	30,969	46,242
Warrant liability (Note 9)	918,124	1,960,893
	5,203,709	4,242,755

Shareholders' deficiency
Capital stock (Notes 6 and 7)
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
17,906,937 common shares	147,152	147,152
(2012 - 17,906,937)
Additional paid-in capital	28,622,352	28,409,665
Accumulated other comprehensive income (loss)	2,244	(240,010)
Accumulated deficit	(31,424,817)	(30,084,684)
	(2,653,069)	(1,767,877)
Contingencies (Note 11)
	2,550,640	2,474,878

See accompanying notes to condensed unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of operations and comprehensive loss
for the three months ended February 28, 2013 and February 29, 2012

(Stated in U.S. dollars)
	2013	2012
	$	$

Revenue
Research and development	-	107,091
	-	107,091

Expenses
Research and development	1,337,755	2,003,427
Selling, general and administrative	833,457	1,149,756
Depreciation	93,073	61,370
	2,264,285	3,214,553

Loss from operations	(2,264,285)	(3,107,462)
Fair value adjustment of derivative liabilities (Notes 4 & 9)	1,232,157	968,181
Net foreign exchange (loss) gain	(242,617)	210,607
Interest income	10	8,630
Interest expense	(65,398)	(16,475)
Loss	(1,340,133)	(1,936,519)
Other comprehensive income (loss)
Foreign exchange translation adjustment	242,254	(194,932)
Comprehensive loss	(1,097,879)	(2,131,451)

Loss per common share, basic and diluted	(0.07)	(0.12)

Weighted average number of common
shares outstanding, basic and diluted	17,906,937	15,929,323

See accompanying notes to condensed unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of shareholders' deficiency for the year ended November 30, 2012 and the three months ended February 28, 2013

(Stated in U.S. dollars)
				Accumulated
			Additional	other		Total
	Common stock		paid-in	comprehensive	Accumulated	shareholders'
	Number	Amount	capital	(loss) income	Deficit	deficiency
		$	$	$	$	$

Balance, November 30, 2011	15,908,444	147,152	20,822,672	(115,035)	(23,947,819)	(3,093,030)
Stock options to employees	-	-	1,571,205	-	-	1,571,205
Stock options to non-management board members	-	-	18,638	-	-	18,638
DSU's to non-management board members (Note 12)	-	-	6,569	-	-	6,569
Issuance of shares on exercise of warrants (Note 13)	25,000	-	93,828	-	-	93,828
Other comprehensive loss (net of tax - $Nil)	-	-	-	(194,932)	-	(194,932)
Loss	-	-	-	-	(1,936,519)	(1,936,519)
Balance, February 29, 2012	15,933,444	147,152	22,512,912	(309,967)	(25,884,338)	(3,534,241)

Balance, November 30, 2012	17,906,937	147,152	28,409,665	(240,010)	(30,084,684)	(1,767,877)
Stock options to employees	-	-	188,475	-	-	188,475
Stock options to non-management board members	-	-	14,399	-	-	14,399
DSU's to non-management board members	-	-	9,813	-	-	9,813
Other comprehensive loss (net of tax - $Nil)	-	-	-	242,254	-	242,254
Loss	-	-	-	-	(1,340,133)	(1,340,133)
Balance, February 28, 2013	17,906,937	147,152	28,622,352	2,244	(31,424,817)	(2,653,069)

See accompanying notes to condensed unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of cash flows for the three months ended February 28, 2013 and February 29, 2012
(Stated in U.S. dollars)
	2013	2012
	$	$

Loss	(1,340,133)	(1,936,519)
Items not affecting cash
Depreciation	93,073	61,370
Stock-based compensation (Note 7)	202,874	1,589,843
Deferred share units (Note 8)	9,813	6,569
Accrued interest on related party loan	24,610	11,301
Fair value adjustment of derivative liabilities (Notes 4 & 9)	(1,232,157)	(968,181)
Unrealized foreign exchange loss (gain)	258,815	(197,421)

Change in non-cash operating assets & liabilities
Accounts receivable	(8,187)	(10,482)
Investment tax credits	(99,856)	(97,289)
Prepaid expenses and sundry assets	(23,513)	(66,776)
Accounts payable and accrued liabilities	696,128	(482,723)
Deferred revenue	-	(107,091)
Cash flows used in operating activities	(1,418,533)	(2,197,399)

Financing activities
Payments to related parties (Note 4)	(10,349)	-
Repayment of capital lease obligations	(12,070)	(10,585)
Proceeds from convertible debenture (Note 4)	1,500,000	-
Proceeds from issuance of shares on exercise of warrants	-	62,500
Cash flows provided from financing activities	1,477,581	51,915

Investing activity
Purchase of property and equipment	(37,064)	(52,755)

Cash flows used in investing activities	(37,064)	(52,755)

Effect of foreign exchange (loss) gain on
cash held in foreign currency	(3,160)	13,688

Increase (decrease) in cash and cash equivalents	18,824	(2,184,551)
Cash and cash equivalents, beginning of period	497,016	4,817,088

Cash and cash equivalents, end of period	515,840	2,632,537

Supplemental cash flow information
Interest paid (Note 4)	10,349	-
Taxes paid	-	-

See accompanying notes to condensed unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2013 and February 29, 2012
(Stated in U.S. dollars)

1.	Nature of operations

Intellipharmaceutics International Inc. (“IPC” or the “Company”) is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs.

On October 22, 2009, IntelliPharmaCeutics Ltd. (“IPC Ltd. “) and Vasogen Inc. (“Vasogen”) completed a plan of arrangement and merger (the “IPC Arrangement Agreement”), resulting in a publicly-traded company, Intellipharmaceutics International Inc., which is incorporated under the laws of Canada and whose shares are traded on the Toronto Stock Exchange and NASDAQ.

The Company earns revenues from development contracts which provide upfront fees, milestone payments, reimbursement of certain expenditures and royalty income upon commercialization of its products. The Company has incurred losses from operations since inception, and has an accumulated deficit of $31,424,817 as at February 28, 2013 (November 30, 2012 $30,084,684). Previously, the Company funded its research and development activities through the issuance of capital stock, loans from related parties, funds from the IPC Arrangement Agreement and funds received under development agreements. On January 10, 2013 the Company completed a private placement financing of an unsecured convertible debenture (the “Debenture”) in the principal amount of $1.5 million, which will mature January 1, 2015.  The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder. In late March 2013 the Company completed a registered direct unit offering and received net proceeds of approximately $2.7 million, as described in Note 14.  There is no certainty that any funding will be available going forward.

The condensed unaudited interim consolidated financial statements are prepared on a going concern basis and substantial doubt exists on the appropriateness of this.  In order for the Company to continue operations at existing levels, the Company expects that over the next twelve months the Company will require significant additional capital.  While the Company expects to satisfy its operating cash requirements for at least the next twelve months from cash on hand, collection of anticipated revenues resulting from future commercialization activities, development agreements or marketing license agreements, through managing operating expense levels, funds from senior management through the convertible debenture described elsewhere herein, equity and/or debt financings, and/or new strategic partners funding some or all costs of development, there can be no assurance that the Company will be able to obtain any such capital on terms or in amounts sufficient to meet its needs or at all.  The availability of financing will be affected by, among other things, the results of the Company’s research and development, its ability to obtain regulatory approvals, the market acceptance of its products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations.  In addition, if the Company raises additional funds by issuing equity securities, its then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require the Company to agree to operating and financial covenants that would restrict its operations.  In the event that the Company does not obtain additional capital over the next twelve months, there may be substantial doubt about its ability to continue as a going concern and realize its assets and pay its liabilities as they become due.  Any failure by the Company to raise additional funds on terms favorable to the Company, or at all, may require the Company to significantly change or curtail its current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in its not taking advantage of business opportunities, in the termination or delay of clinical trials for one or more of its product candidates, in curtailment of its product development programs designed to identify new product candidates, in the sale or assignment of rights to its technologies, products or product candidates, and/or its inability to file abbreviated new drug applications (“ANDAs”) or New Drug Applications (“NDAs”) at all or in time to competitively market its products or product candidates.

The condensed unaudited interim consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2013 and February 29, 2012
(Stated in U.S. dollars)

2.	Basis of presentation

(a)	Basis of consolidation

These condensed unaudited interim consolidated financial statements include the accounts of the Company and its wholly owned operating subsidiaries, IPC Ltd., Intellipharmaceutics Corp. (“IPC Corp”), and Vasogen Corp.

The condensed unaudited interim consolidated financial statements do not conform in all respects to the annual requirements of accounting principles generally accepted in the U.S. (“U.S. GAAP”).  Accordingly, these condensed unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended November 30, 2012.

These condensed unaudited interim consolidated financial statements have been prepared using the same accounting policies, and methods as those used by the Company in the annual audited consolidated financial statements for the year ended November 30, 2012. The condensed unaudited interim consolidated financial statements reflect all adjustments necessary for the fair presentation of the Company’s financial position and results of operation for the interim periods presented.  All such adjustments are normal and recurring in nature.

All inter-company accounts and transactions have been eliminated on consolidation.

(b)	Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Areas where significant judgment is involved in making estimates are: the determination of estimated useful lives of property and equipment; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the expected term of the Company's continued involvement in the research and development of each contract; the fair value of stock options and the determination of performance criteria for expensing share-based payments; the fair value of warrants; the fair value of conversion option embedded derivative; evaluation of income tax positions; the determination of valuation allowances; the determination of investment tax credits; accrued liabilities; deferred revenue; forecasting future cash flows for assessing whether there are any impairments of long-lived assets; and the going concern assumption.

3.	Significant accounting policies

(a)	Convertible Debenture

The Company issued a convertible debenture as described in Note 4.  The conversion option is bifurcated from its host contract and the fair value of the conversion option characterized as an embedded derivative upon issuance as it meets the criteria of Accounting Standard Codification (“ASC”) topic ASC815-15-25-1 Embedded Derivatives. Subsequent changes in the fair value of the embedded derivative are recorded in the consolidated statements of operations and comprehensive loss.

(b)	Future Accounting pronouncements

In February 2013, the FASB provided amendments Accounting Standards Update (“ASU”) 2013-02 “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. The amendments are effective prospectively for reporting periods beginning after December 15, 2012. Early adoption is permitted. The Company does not expect the adoption of the amendments to have a material impact on IPC’s financial position, results of operations or cash flow.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2013 and February 29, 2012
(Stated in U.S. dollars)

4.	Due to related parties

Amounts due to the related parties are payable to entities controlled by two shareholders who are also officers and directors of the Company.

	February 28,	November 30,
	2013	2012
	$	$
Promissory note payable to two directors and officers
of the Company, unsecured 6% annual interest
rate on the outstanding loan balance (i)
(February 28, 2013 - C$761,685 ; November 30, 2012 - C$750,534)	738,496	755,368
Note payable to an entity controlled by
shareholders, officers and directors of the
Company, unsecured, non-interest bearing
with no fixed repayment terms.
(February 28, 2013 - C$28,167; November 30,2012 - C$28,167)	27,310	28,349
	765,806	783,717

Convertibe debenture payable to two directors and officers
of the Company, unsecured 12% annual interest rate
payable monthly (ii)	1,369,941	-

 (i)         Promissory note payable

The promissory note dated September 10, 2004 issued by IPC Corp to Dr. Isa Odidi and Dr. Amina Odidi (the “Promissory Note”), principal shareholders, directors and executive officers of the Company was amended to provide that the principal amount thereof shall be payable when payment is required solely out of (i) revenues earned by IPC Corp following October 22, 2009 (“effective date”), and/or proceeds received by any IPC Company from any offering of its securities following the effective date, other than the securities offering completed in February 2011, March 2012 and March 2013 (Note 14) and/or amounts received by IPC Corp for the scientific research tax credits received after the effective date for research expenses of IPC Corp incurred before the effective date and (ii) up to C$800,000 from the Net Cash (as defined in the IPC Arrangement Agreement).

Interest expense on the promissory note payable to related parties for the three months ended February 28, 2013 is $10,811 (three months ended February 29, 2012 - $11,301) and has been included in the consolidated statement of operations.

(ii)	Convertible debenture

On January 10, 2013, the Company completed a private placement financing (the "Financing") of an unsecured convertible debenture in the principal amount of $1.5 million (the "Debenture"), which will mature January 1, 2015. The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder. Dr. Isa Odidi and Dr. Amina Odidi, principal shareholders, directors and executive officers of the Company purchased the debenture and provided the Company with the $1.5 million of the proceeds for the Debenture.

The conversion price of the Debenture is in U.S. dollars and IPC’s functional currency is Canadian dollars. Under U.S. GAAP where the conversion price of the Debenture is denominated in a currency other than an entity's functional currency, the conversion option meets the definition of an embedded derivative. The conversion option is bifurcated from its host contract and the fair value of the conversion option characterized as an embedded derivative upon issuance.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2013 and February 29, 2012
(Stated in U.S. dollars)

4.	Due to related parties (continued)

The embedded derivative is presented on a combined basis with the host contract. The derivative is re-measured at the end of every reporting period with the change in value reported in the statement of operations and comprehensive loss.

The initial proceeds received from the Debenture less the initial amount allocated to the embedded derivative is allocated to the liability and accreted over the life of the Debenture using the imputed rate of interest.

The fair value of the conversion option at January 10, 2013 using the Black-Scholes Option Pricing Model was initially estimated to be $220,100, using volatility of 46.6%, risk-free interest rate of 0.26%, expected life of two years, and dividend yield of Nil. The fair value of the conversion option at February 28, 2013 using the Black-Scholes Option Pricing Model was estimated to be $64,400 (November 30, 2012 – $Nil), using volatility of 41.9%, risk-free interest rate of 0.26%, expected life of 1.8 years, and dividend yield of Nil.  This amount has been recorded in the convertible debenture line on the condensed unaudited interim consolidated balance sheet. The change in fair value of the conversion option from the previously recorded amount to February 28, 2013 is a gain of $155,700 (November 30, 2012 - $Nil) and has been recorded as a fair value adjustment of derivative liabilities in the condensed unaudited interim consolidated statement of operations and comprehensive loss.

The initial proceeds of $1.5 million less the initial fair value of the conversion option embedded derivative of $220,100, amounts to $1,279,900 and is accreted at an annual imputed interest rate of 8%, over the life of the Debenture. Accreted interest expense during the three months ended February 28, 2013 is $25,641 (three months ended February 28, 2012 - $Nil) and has been included in the consolidated statement of operations and comprehensive loss. In addition, the coupon interest on the Debenture for the three months ended February 28, 2013 is $24,148 (three months ended February 29, 2012 – $Nil) and has also been included in the condensed unaudited interim consolidated statement of operations and comprehensive loss.

As described in Note 5, the Company had salaries payable to the two principal shareholders referred to therein.

5.	Employee costs payable

As at February 28, 2013, the Company had $472,619 (November 30, 2012 - $472,619) salaries payable to Dr. Isa Odidi and Dr. Amina Odidi, principal shareholders, directors and executive officers of the Company and $208,828 (November 30, 2012 - $190,603) for other amounts payable to certain employees.  These balances are due on demand and therefore presented as current in nature.

6.	Capital stock

Authorized, issued and outstanding

(a)
The Company is authorized to issue an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares. As at February 28, 2013 the Company has 17,906,937 (November 30, 2012 – 17,906,937) common shares issued and outstanding, and no preference shares issued and outstanding.

(b)
On March 15, 2012, the Company completed a registered direct common share offering for gross proceeds of $5,000,000. The Company sold an aggregate of 1,818,182 shares to U.S. institutional investors at a price of $2.75 per share. Professional, regulatory and other costs in the amount of $779,271 directly attributable to the common share offering have been recorded as share issuance costs in shareholders’ deficiency.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2013 and February 29, 2012
(Stated in U.S. dollars)

7.	Options

All grants of options to employees after October 22, 2009 are made from the Employee Stock Option Plan (the “Employee Stock Option Plan”). The maximum number of common shares issuable under the Employee Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company from time to time, or 1,790,694 based on the number of issued and outstanding common shares as at February 28, 2013. As at February 28, 2013, 1,328,024 options are outstanding under the employee stock option plan. Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option. Options granted under these plans generally have a maximum term of 10 years and generally vest over a period of up to three years.

As at February 28, 2013, there were 462,670 options available for grant under the Employee Stock Option Plan.

In August 2004, the Board of Directors of IPC Ltd. approved a grant of 2,763,940 performance-based stock options, to two executives who were also the principal shareholders of IPC Ltd. The vesting of these options is contingent upon the achievement of certain performance milestones. A total of 1,381,970 performance-based stock options have been vested as of February 28, 2013. These options were still outstanding as at February 28, 2013 and will expire in 2014.

In the three months ended February 28, 2013, Nil (three months ended February 29, 2012 – 955,000) stock options to management members were granted.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option Pricing Model, consistent with the provisions of Accounting Standards Codification topic ASC 718.

Option pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. The assumptions presented in the table below represent the weighted average of the applicable assumption used to value stock options at their grant date.

The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded for options that has an expected life than is more than two years. For options that have an expected life of less than three years the Company uses its own volatility.

The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on an average of the term of the options.

The risk free rate assumed in valuing the options is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. The expected dividend yield percentage at the date of grant is Nil as the Company is not expected to pay dividends in the foreseeable future.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2013 and February 29, 2012
(Stated in U.S. dollars)

7.	Options (continued)

Details of stock option transactions are as follows:

		February 28, 2013				February 29, 2012
		Weighted			Weighted
		average	Weighted		average	Weighted
		exercise	average		exercise	average
	Number of	price per	grant date	Number of	price per	grant date
	options	share	fair value	options	share	fair value
					$	$

Outstanding, beginning of period	4,139,059	4.86	2.76	3,216,954	5.33	2.82
Granted	-	-	-	955,000	3.27	2.51
Exercised	-	-	-	-	-	-
Expired	(2,095)	571.72	53.82	-	-	-
Forfeited	(45,000)	-	-	(17,862)	-	-
Balance at
end of period	4,091,964	4.57	2.58	4,154,092	4.86	2.76

Options
exercisable,
end of period	2,284,494	5.29	3.15	2,172,955	6.07	3.63

Total unrecognized compensation cost relating to the unvested performance-based stock options at February 28, 2013 is approximately $2,214,000 (three months ended February 29, 2012 - $2,214,000). For the three months ended February 28, 2013, no compensation cost has been recognized for the remaining unvested performance-based options (three months ended February 29, 2012 - $Nil).
No options were exercised in the three months ended February 28, 2013 and for the three months ended February 29, 2012.

During the three months ended February 28, 2013 no options (February 29, 2012 – 955,000) were granted to employees.

The following table summarizes the components of stock-based compensation expense, including DSU’s.

	For the Three months ended
	February 28, 2013	February 29, 2012
	$	$

Research and development	129,100	1,054,652
Selling, general and administrative	83,587	541,760
	212,687	1,596,412

The Company has estimated its stock option forfeitures to be $Nil for the three months ended February 28, 2013 (three months ended February 29, 2012 - $Nil).

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2013 and February 29, 2012
(Stated in U.S. dollars)

8.	Deferred share units

During the three months ended February 28, 2013, one non-management board member elected to receive director fees in the form of DSUs under the Company’s DSU Plan. As at February 28, 2013, 27,060 DSUs are outstanding and 82,940 DSUs are available for grant under the DSU Plan.

	For the three months ended
	February 28, 2013		February 29, 2012
	$	shares	$	shares

Additional paid in capital	9,813	4,609	6,569	2,050
Accrued liability	9,621	5,131	9,750	3,195

9.	Warrants

In connection with the February 1, 2011 private offering, the Company issued 4,800,000 five year Series A common shares purchase warrants to purchase one half of a share of common stock at an exercise price of $2.50 per whole share and 4,800,000 two year Series B common shares purchase warrants to purchase one half of a share of common stock at an exercise price of $2.50 per whole share. The Company also issued to the placement agents 96,000 warrants to purchase a share of common stock at an exercise price of $3.125 per share.

The warrants are denominated in U.S. dollars and IPC’s functional currency is Canadian dollars. Under U.S. GAAP, where the strike price of warrants is denominated in a currency other than an entity's functional currency  the warrants would not be considered indexed to the entity’s own stock and would consequently be considered to be a derivative liability.

The  fair value of the Series A warrants of $7,214,366 and Series B warrants of $5,441,216 have been initially estimated at February 1, 2011 using the Black-Scholes Option Pricing Model, using volatilities of 70% and 59%, risk free interest rates of 0.99% and 0.29%, expected lives of 5 and 2 years, and dividend yields in each case of Nil, respectively. The fair value of the placement agents’ warrants was initially estimated at February 1, 2011 as $229,005 using the Black-Scholes Option Pricing Model, using volatility of 67%, a risk free interest rate of 0.99%, an expected life of 3 years, and a dividend yield of Nil. These placement agent warrants were expensed and are included in financing expense.

The holders of Series A common share purchase warrants and placement agents warrants are entitled to a cashless exercise under which the number of shares to be issued will be based on the number of shares for which warrants are exercised times the difference between market price of common share and the exercise price divided by the market price. Also under U.S. GAAP, warrants with the cashless exercise option satisfying the explicit net settlement criteria are considered a derivative liability.

The following table provides information on the 3,816,000 warrants outstanding and exercisable as of February 28, 2013:

		Number		Shares issuable
Warrant	Exercise price	outstanding	Expiry	upon exercise

Agent	3.125	96,000	March 30, 2014	96,000
Series A	2.50	3,720,000	February 1, 2016	1,860,000
		3,816,000		1,956,000

During the three months ended February 28, 2013, there were no cash and cashless exercises of warrants.  During the three months ended February 29, 2012, there were exercises in respect of 50,000 warrants resulting in the issuance of 25,000 common shares. During the three months ended February 28, 2013, 3,470,000 Series B warrants issued under the February 1, 2011 private placement offering expired. Consequently the amount recorded as the fair value warrant liability at November 30, 2012 of $276,038 was recorded as fair market value adjustment of derivative liabilities in condensed unaudited interim consolidated statements of operations.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2013 and February 29, 2012
(Stated in U.S. dollars)

9.	Warrants (continued)

Details of warrant transactions are as follows:

February 28,
2013

Outstanding, December 1, 2012	7,286,000
Issued	-
Exercised	-
Expired	(3,470,000)
Outstanding, end of period	3,816,000

U.S. GAAP requires the fair value of these liabilities be re-measured at the end of every reporting period with the change in value reported in the statement of operations and comprehensive loss.

Accordingly, the fair value of the Series A warrants at February 28, 2013 using the Black-Scholes Option Pricing Model was estimated to be $916,050 (November 30, 2012 - $1,659,492) and the fair value of the agent warrants was estimated to be $2,074 (November 30, 2012- $25,363), using the following assumptions as of February 28, 2013:

	Number		Risk-free	Expected
Warrant	outstanding	Volatility	rate	life
		%	%	years
Agent	96,000	37.15	0.15%	0.9
Series A	3,720,000	57.02	0.15%	2.9

The change in the fair value of the Series A, Series B and agent warrants from the previously recorded amount to February 28, 2013 is a gain of $1,072,080 (February 29, 2012 - $968,181) has been recorded as a fair value adjustment of derivative liabilities in the statement of operations and comprehensive loss.

10.	Income taxes

The Company has had no taxable income under the Federal and Provincial tax laws of Canada for the three months ended February 28, 2013 and February 29, 2012. The Company has non-capital loss carry-forwards at February 28, 2013, totaling $25,168,256 in Canada and $75,053 in United States federal income tax losses that must be offset against future taxable income. If not utilized, the loss carry-forwards will expire between 2014 - 2032.

For the three months ended February 28, 2013, the Company has a cumulative carry-forward pool of Scientific Research & Experimental Development (“SR&ED”) expenditures in the amount of $7,980,961 Federal, which can be carried forward indefinitely.

At February 28, 2013, the Company had approximately $437,953 of Ontario harmonization credits, which will expire on the November 30, 2017 taxation year. These credits are subject to a full valuation allowance as they are not more likely than not to be realized.

At February 28, 2013, the Company had approximately $2,307,132 of unclaimed Canadian investment tax credits which expire from 2024 to 2032.

These losses and credits are subject to a full valuation allowance as they are not more likely than not to be realized.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2013 and February 29, 2012
(Stated in U.S. dollars)

11.	Contingencies

From time to time the Company may be exposed to claims and legal actions in the normal course of business, which may be initiated by the Company. As at April 3, 2013, there were no pending or threatened litigation claims outstanding other than the ones described in the following paragraphs.

Pursuant to an arrangement agreement between Vasogen and Cervus LP (“Cervus”) dated August 14, 2009 (the "Cervus Agreement"), Vasogen and a Vasogen subsidiary (“New Vasogen”) entered into an indemnity agreement (the "Indemnity Agreement"), which became an obligation of the Company as of October 22, 2009. The Indemnity Agreement is designed to provide Cervus with indemnification for claims relating to Vasogen's and New Vasogen's business that are brought against Cervus in the future, subject to certain conditions and limitations. The Company's obligations under the Indemnity Agreement relating to the Tax pools defined in the Indemnity Agreement are limited to an aggregate of C$1,455,000 with a threshold amount of C$50,000 before there is an obligation to make a compensation payment. The Company does not expect to have to pay any amount under this indemnity agreement.

In February 2012, the Company filed an amendment to the ANDA for generic Focalin to include the 40 mg strength of dexmethylphenidate hydrochloride extended-release capsules.  Celgene Corporation, Novartis Pharmaceuticals Corporation, and Novartis Pharma AG, have filed a Complaint against Intellipharmaceutics Corp. for alleged patent infringement in the United States District Court for the District of New Jersey. In addition, Alkermes Pharma Ireland Limited (successor in title to Elan Pharma International Limited) has filed a Complaint against Intellipharmaceutics Corp. and Intellipharmaceutics Ltd. for alleged patent infringement in the United States District Court for the District of Delaware. Both Complaints are in relation to Intellipharmaceutics’ generic version of 40 mg Focalin XR®.

Both of these actions were settled on April 2, 2013 by the agreement of all parties. The terms of the settlements are confidential and remain subject to regulatory and court approval. These settlements are in addition to earlier announced settlements concerning the 5, 10, 15, 20 and 30 mg strengths of generic versions of Focalin XR®.

12.         Financial instruments

(a)	Fair values

The Company follows ASC topic 820, “Fair Value Measurements and Disclosures” which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of ASC 820 apply to other accounting pronouncements that require or permit fair value measurements. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date; and establishes a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Inputs refers broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. To increase consistency and comparability in fair value measurements and related disclosures, the fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The three levels of the hierarchy are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2013 and February 29, 2012
(Stated in U.S. dollars)

12.	Financial instruments (continued)

(a)	Fair values (continued)

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for substantially the full term of the financial instrument.

Level 3 inputs are unobservable inputs for asset or liabilities.

The categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following table presents for each of the fair value hierarchies, the assets and liabilities that are measured at fair value on a recurring basis as of February 28, 2103 and November 30, 2012:

					February 28, 2013
		Fair value liability	level 1	level 2	Level 3
		$	$	$	$

(a)	Conversion option1	64,400	-	-	64,400
(b)	Warrant liability2	918,124	-	-	918,124

					November 30, 2012
		Fair value (liability)	level 1	level 2	Level 3
		$	$	$	$
(a)	Warrant liability2	1,960,893	-	-	1,960,893

 (1)  Conversion options are included in convertible debentures on the condensed unaudited interim consolidated balance sheet.

(2)   Warrant liabilities are included on the condensed unaudited interim consolidated balance sheet.

The carrying values of accounts receivable, accounts payable, accrued liabilities, employee costs payable, capital lease obligations and due to related parties approximates their fair values because of the short-term nature of these instruments.

(b)	Interest rate and credit risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on cash and cash equivalents, due to related parties and capital lease obligations due to the short-term nature of these balances.

Trade accounts receivable potentially subjects the Company to credit risk. The Company provides an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2013 and February 29, 2012
(Stated in U.S. dollars)

12.	Financial instruments (continued)

(b)	Interest rate and credit risk (continued)

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	February 28,	November 30,
	2013	2102
	$	$

Total accounts receivable	10,965	2,778
Less allowance for doubtful accounts	-	-
Total accounts receivable, net	10,965	2,778

Not past due	2,666	2,778
Past due for more than 31 days
but no more than 60 days	5,521	-
Past due for more than 61 days
but no more than 90 days	2,778	-
Less allowance for doubtful accounts	-	-
Total accounts receivable, net	10,965	2,778

The following table sets forth details of the cash and cash equivalents:

	February 28,	November 30,
	2013	2012
	$	$

Cash	515,840	447,016
Bankers acceptance	-	50,000
(30 days maturity, interest 0.10%)
Total cash and cash equivalents	515,840	497,016

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the three months ended February 28, 2013, one customer accounted for 100% of accounts receivable of the Company. For the three months ended February 29, 2012, one customer accounted for 100% of net revenue of the Company and the same customer accounted for 100% of accounts receivable of the Company.

The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian Chartered Bank. The Company’s cash is not subject to any external restrictions.

(c)	Foreign exchange risk

The Company has balances in U.S. dollars that give rise to exposure to foreign exchange (“FX”) risk relating to the impact of translating certain non-Canadian dollar balance sheet accounts as the Company’s functional currency is Canadian dollars. A strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain. For each U.S dollar balance of $1.0 million a +/- 10% movement in the U.S currency held by the Company versus the Canadian dollar would affect the Corporation’s loss and other comprehensive loss by $0.1 million.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2013 and February 29, 2012
(Stated in U.S. dollars)

12.	Financial instruments (continued)

(d) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecast cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at February 28, 2013:

	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	1 year	1 year
	$	$	$	$	$
Third parties
Accounts payable	1,097,241	-	-	-	-
Accrued liabilities	288,707	-	-	-	-
Related parties
Employee costs payable (Note 5)	681,447	-	-	-	-
Due to related parties (Note 4)	765,806	-	-	-	-
Convertible debenture (Note 4)	45,339	45,339	44,846	44,353	1,651,294
	2,878,540	45,339	44,846	44,353	1,651,294

13.	Segmented information

The Company's operations comprise a single reporting segment engaged in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. As the operations comprise a single reporting segment, amounts disclosed in the financial statements for revenue, loss for the year, depreciation and total assets also represent segmented amounts. In addition, all of the Company's long-lived assets are in Canada.

	February 28,	February 29,
	2013	2012
	$	$

Revenue
Canada	-	-
United States	-	107,091
	-	107,091

	February 28,	November 30,
	2013	2012
Total assets
Canada	2,550,640	2,474,878

Total property and equipment
Canada	1,479,692	1,535,703

14.	Subsequent events

In late March 2013, the Company completed a registered direct unit offering for gross proceeds of approximately $3.1 million.  The company sold an aggregate of 1,815,000 common shares and warrants to purchase 453,750 common shares.  The warrants are exercisable immediately, have a term of five years and an exercise price of $2.10 per share of common stock.  After placement agent fees and estimated offering expenses, the Company received net proceeds of approximately $2.7 million.